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                             February 23, 2021

       Michael Behrens
       Chief Executive Officer
       My Racehorse CA LLC
       250 W. 1st Street, Suite 256
       Claremont, CA 91711

                                                        Re: My Racehorse CA LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 21
                                                            Filed January 25,
2021
                                                            Response dated
January 25, 2021
                                                            File No. 024-10896

       Dear Mr. Behrens:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Response dated January 25, 2021

       General

   1.
                                                        We note your response
to prior comment 2. Please provide additional analysis under
                                                        Howey and other
relevant authority with regard to any Series in which My Racehorse CA
                                                        LLC leases only a
portion of the asset and a third party manages the asset on a day to day basis (e.g., Monomy
Girl and Got Stormy). Please provide similar analysis with regard to any Series in which My
Racehorse CA LLC leases 100% of the asset and a third party
                                                        manages the asset on a
day to day basis (e.g., His Glory and Altea). In your response, please analyze whether,
under relevant authority, the profits under each such Racing
                                                        Lease may be considered
to be derived from the efforts of the third-party manager (or any other third party).
 Michael Behrens
My Racehorse CA LLC
February 23, 2021
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.



                                                             Sincerely,
FirstName LastNameMichael Behrens
                                                             Division of
Corporation Finance
Comapany NameMy Racehorse CA LLC
                                                             Office of Trade &
Services
February 23, 2021 Page 2
cc:       Christopher Tinen
FirstName LastName